UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a press release of Golden Ocean Group Ltd. (the “Company”) dated December 18, 2024, announcing that the Company has purchased 545,000 of its own common shares from December 11, 2024 to December 17, 2024.

The information contained in this Report on Form 6-K, excluding the commentary of Peder Simonsen, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266220) filed with the U.S. Securities and Exchange Commission with an effective date of July 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Peder Simonsen
Date: December 18, 2024	Name: Peder Simonsen
Title: Interim Principal Executive Officer and Principal Financial Officer